June 18, 2012

Via Edgar Transmission

Securities and Exchange Commission

Office of Global Security Risk

Attn: Cecilia Blye

100 F Street NE

Washington, D.C. 20549

Re:	TransAtlantic Petroleum Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 23, 2012

File No. 1-34574

Dear Ms. Blye:

On behalf of TransAtlantic Petroleum Ltd. (the “Company”), reference is made to the letter dated June 5, 2012 (the “Comment Letter”) from the staff of the Office of Global Security Risk of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K of the Company for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2012 (the “Form 10-K”). The following are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response thereto set forth immediately under such comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.	You disclose on page 11 that your oil sales to TUPRAS during 2011 represented approximately 66.7% of your total revenues for 2011. You disclose on page 19 that TPAO and TUPRAS purchase all of your crude oil production from the Selmo field, which represented 66.4% of your total revenue in 2011. Recent news articles report that TUPRAS imports crude oil from Iran and has an agreement with the National Iranian Oil Co. to purchase crude oil, and that TPAO has exploration and production activities in Iran and Syria, and has an agreement with the Syrian Petroleum Company for exploration in Syria. We note also disclosure in the Form 10-K, in your Form 10-K for fiscal 2010 and in your Form 8-K dated November 3, 2009 regarding your operations in proximity to Iranian oil fields and on the Syria border.

Iran and Syria are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran or Syria, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Securities and Exchange Commission

Attn: Cecilia Blye

June 18, 2012

Response:

The Company has no known past, current or anticipated contacts with Iran or Syria, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. The Company does not maintain any offices, employees, agents or affiliates in Iran or Syria, and none are anticipated. The Company has provided no products or services to Iran or Syria, directly or through any of its affiliates, and it has no past, current or anticipated agreements, commercial arrangements or other contacts with the governments of Iran or Syria or entities controlled by those governments.

With respect to the Company’s relationships with TUPRAS and TPAO, the Company sells its crude oil production to TUPRAS pursuant to a domestic crude oil purchase and sale agreement and to TPAO pursuant to a domestic crude oil swap agreement. Pursuant to the domestic purchase and sale agreement with TUPRAS, TUPRAS purchases the oil that is produced by the Company and delivered to certain oil tanks in Turkey. Pursuant to the domestic crude oil swap agreement with TPAO, TPAO purchases crude oil produced by the Company from the Selmo oil field. The Company has no control or influence over the business of TUPRAS or TPAO and does not have insight into the ultimate destination of the oil sold to them. Furthermore, neither the Company nor any of its affiliates has any other agreements or arrangements with TUPRAS or TPAO for the resale or distribution of the oil sold by the Company.

As discussed in the Form 10-K, the Company’s Form 10-K for 2010 (the “2010 Form 10-K”), and the Company’s Form 8-K dated November 3, 2009, the Company has interests in properties in southeastern and central Turkey near the Turkish border with Syria. All of these interests are located entirely in Turkey. Further, as discussed in the Form 10-K and the 2010 Form 10-K, the Company owns interests in leases in the Selmo and Arpatepe oil fields. These properties are located in the Zagros fold belt. Although the Zagros fold belt extends to Iran and Iraq and encompasses oil fields in these countries, all of the Company’s leases are located entirely in Turkey.

2.	Please discuss the materiality of any contacts with Iran and Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Syria.

Discuss specifically the potential for reputational harm from your relationship with TUPRAS, which was responsible for 66.7% of your revenue in 2011. In this regard, we note also that the National Iranian Oil Co., from which TUPRAS is reported to purchase crude oil, is on the Specially Designated Nationals list maintained by the U.S. Department of Treasury.

Securities and Exchange Commission

Attn: Cecilia Blye

June 18, 2012

Discuss also the potential for reputational harm from your relationship with TPAO which, together with TUPRAS, purchased all of your production from the Selmo field, which production accounted for 66.4% of your 2011 revenue.

Response:

As discussed in response to Comment 1, the Company does not have any known past, current or anticipated direct or indirect contacts with Iran or Syria, and the Company does not have any agreements or arrangements with TPAO or TUPRAS for the resale or distribution of the oil sold by the Company. As a result, the Company believes that it has no contacts with Iran or Syria that creates a material investment risk for its security holders, and further believes that there exists no material risk of reputational harm associated with its relationships with TPAO or TUPRAS.

3.	Please discuss the applicability of the sanctions enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and how they may impact or have impacted your business.

Response:

The Company believes that it has not engaged in any conduct that could render it subject to sanctions under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 (the “Iran Act”) and, accordingly, the sanctions under the Iran Act are not applicable to the Company.

* * * * *

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attn: Cecilia Blye

June 18, 2012

If you have any further comments or questions concerning this response, please contact me at the number below.

Very truly yours,

/s/ Wil F. Saqueton

Wil F. Saqueton

Direct Phone Number: (214) 265-4743

Direct Fax Number: (214) 265-4743

Wil.Saqueton@tapcor.com

cc:	Roger Schwall

Assistant Director

Division of Corporation Finance